As filed with the Securities and Exchange Commission on June 22, 2005
Registration No. 333-122788

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

TO
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Builders FirstSource, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5211	52-2084569
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2001 Bryan Street, Suite 1600

Dallas, Texas 75201
(214) 880-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald F. McAleenan, Esq.

Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201
(214) 880-3500
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Robert B. Pincus, Esq. Allison L. Amorison, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, P.O. Box 636 Wilmington, Delaware 19899-0636 (302) 651-3000	J. Scott Hodgkins, Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071 (213) 485-1234
(Name, address, including zip code, and telephone number, including area code, of agent for service)

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered.

SEC Registration Fee	$21,186
NASD Fee	28,000
Nasdaq National Market Listing Fee	125,000
Printing and Engraving Expenses	351,900
Legal Fees and Expenses	599,914
Accounting Fees and Expenses	450,000
Blue Sky Fees and Expenses	7,500
Transfer Agent and Registrar Fees and Expenses	16,500

Total	$1,600,000

The registrant will bear all of the expenses shown above.

Item 14. Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys’ fees) incurred by them as a result of suits brought against them in their capacity as directors or officers, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue, or matter as to which they shall have been adjudged to be liable to us, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Any such indemnification may be made by us only as authorized in each specific case upon a determination by the stockholders, disinterested directors or independent legal counsel that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that we shall indemnify our directors and officers to the fullest extent permitted by law and that no director shall be liable for monetary damages to us or our stockholders for any breach of fiduciary duty, except to the extent provided by applicable law. Prior to the completion of this offering, we intend to enter into indemnification agreements with our directors. The idemnification agreements provide indemnification to our directors under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. We currently maintain liability insurance for our directors and officers.

ITEM 15.     Recent Sales of Unregistered Securities

In the three years preceding the filing of this Registration Statement, the Registrant has issued the following securities that were not registered under the Securities Act:

On February 11, 2005, we issued $275.0 million aggregate principal amount of second priority senior secured floating rate notes due 2012. These securities were issued only to qualified institutional buyers in accordance with Rule 144A and to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act. The securities were issued to UBS Securities LLC and Deutsche Bank Securities Inc. as initial purchasers. We and the guarantors have agreed to use all commercially reasonable efforts to file a registration statement enabling holders of these floating rate notes to exchange their privately placed floating rate notes for publicly registered notes with substantially identical terms as the floating rate notes; cause the registration statement to be declared effective by the SEC on or prior to 240 days after the issue date; and complete the exchange offer within 30 business days after the date on which the registration statement is declared effective, subject to certain exceptions. In addition, in certain circumstances, we will agree to file a “shelf registration statement” that would allow some or all of the floating rate notes to be offered to the public and to use all commercially reasonable efforts to cause such a shelf registration statement to be declared effective by the SEC.

In the past three calendar years, the Company has granted stock options to employees under its 1998 Stock Incentive Plan, as amended, covering an aggregate of 1,763,703 shares. Of these options, 251,200 were issued at an exercise price of $10.00 per share, and 1,512,503 options were issued at an exercise price of $3.15 per share. All of the options were issued pursuant to the Company’s stock incentive plan in reliance on Rule 701 of the Securities Act.

On February 25, 2004, the Company’s board of directors declared a special cash dividend of $5.56 per common share, or an aggregate of $139.6 million, to shareholders of record as of February 25, 2004. As a result of the special dividend, the board of directors exercised its discretion under the anti-dilution provisions of the employee stock plan to adjust the exercise price of stock options from $10.00 per common share to $3.15 per share and to adjust certain other options from $2.50 per common share to $1.125 per common share to reflect the change in the share value on the dividend date. Approximately $0.4 million was also paid to certain option holders whose exercise price could not be adjusted for the dividend.

ITEM 16.     Exhibits

1	.1†	Form of Underwriting Agreement

3	.1†	Form of Amended and Restated Certificate of Incorporation of Builders FirstSource, Inc.

3	.2†	Form of Amended and Restated By-Laws of Builders FirstSource, Inc.

4	.1†	Indenture, dated as of February 11, 2005, among Builders FirstSource, Inc., the Subsidiary Guarantors thereto, and The Wilmington Trust Corporation, as Trustee

4	.2†	Form of Specimen Certificate

4	.3†	Registration Rights Agreement, dated as of February 11, 2005, among Builders FirstSource, Inc., the Guarantors named therein, and UBS Securities LLC and Deutsche Bank Securities Inc.

4	.4†	Form of Second Amended and Restated Stockholders Agreement, dated as of , 2005, among JLL Building Products, LLC, Builders FirstSource, Inc., Floyd F. Sherman, Charles L. Horn, Kevin P. O’Meara, and Donald F. McAleenan

4	.5†	Stockholders Agreement, dated as of June 11, 1999, among Stonegate Resources Holdings, LLC, BSL Holdings, Inc., Holmes Lumber Company, and Lockwood Holmes

4	.6†	Stock Purchase Agreement, dated as of March 3, 2000, among Stonegate Resources Holdings, LLC, Builders FirstSource, Inc., and William A. Schwartz

5	.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, regarding the legality of the common stock being issued

10	.1†	Credit Agreement, dated as of February 11, 2005, among Builders FirstSource, Inc., as borrower, JLL Building Products, LLC, and the guarantors party thereto, the lenders party thereto, UBS Securities LLC, as joint arranger and joint book runner, UBS AG, Stamford Branch, as issuing bank, administrative agent, and collateral trustee for the secured parties, UBS Loan Finance LLC as swingline lender, and Deutsche Bank Securities Inc. as joint arranger, joint book-runner, and syndication agent

10	.2†	Collateral Trust Agreement, dated as of February 11, 2005, among Builders FirstSource, Inc., the other Pledgors from time to time party hereto, UBS AG, Stamford Branch, as Administrative Agent under the Credit Agreement, Wilmington Trust Company, as Trustee under the Indenture, UBS AG, Stamford Branch, as Priority Collateral Trustee, and UBS AG, Stamford Branch, as Parity Collateral Trustee

10	.3†	Pledge and Security Agreement, dated as of February 11, 2005, by Builders FirstSource, Inc., the Guarantors party hereto, and UBS AG, Stamford Branch, as Collateral Trustee

10	.4†	Builders FirstSource, Inc. 1998 Stock Incentive Plan, as amended

10	.5†	2004 Form of Builders FirstSource, Inc. 1998 Stock Incentive Plan Nonqualified Stock Option Agreement

10	.6†	2003 Form of Builders FirstSource, Inc. 1998 Stock Incentive Plan Nonqualified Stock Option Agreement

10	.7†	Form of Builders FirstSource, Inc. Management Incentive Plan

10	.8†	Builders FirstSource, Inc. 2004 Cash Incentive Bonus Plan

10	.9†	Employment Agreement, dated September 1, 2001, between Builders FirstSource and Floyd F. Sherman

10	.10†	Employment Agreement, dated January 15, 2004, between Builders FirstSource and Kevin P. O’Meara

10	.11†	Employment Agreement, dated January 15, 2004, between Builders FirstSource and Charles L. Horn

10	.12†	Employment Agreement, dated January 15, 2004, between Builders FirstSource and Donald F. McAleenan

10	.13†	Form of Director Indemnification Agreement

10	.14†	Form of 2005 Equity Incentive Plan

10	.15†	Amendment to Employment Agreement, dated June 1, 2005, between Builders FirstSource, Inc. and Floyd F. Sherman

21	.1†	Subsidiaries of Builders FirstSource, Inc.

23	.1*	Consent of PricewaterhouseCoopers LLP

23	.2†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1)

24	.1†	Powers of Attorney

99	.1†	Consent of Director Nominee (Robert C. Griffin)

†	Previously filed.

*	Filed herewith.

**	To be filed by subsequent amendment.

ITEM 17.     Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 8 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 22, 2005.

BUILDERS FIRSTSOURCE, INC.

By:	/s/ FLOYD F. SHERMAN

Floyd F. Sherman,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ FLOYD F. SHERMAN Floyd F. Sherman		President and Chief Executive Officer (Principal Executive Officer and Director)	June 22, 2005

* Charles L. Horn		Senior Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	June 22, 2005

/s/ M. CHAD CROW M. Chad Crow		Vice President—Finance and Controller (Controller)	June 22, 2005

* Paul S. Levy		Chairman of the Board and Director	June 22, 2005

* Alexander R. Castaldi		Director	June 22, 2005

* Ramsey A. Frank		Director	June 22, 2005

* Brett N. Milgrim		Director	June 22, 2005

*By:	/s/ DONALD F. MCALEENAN Donald F. McAleenan Attorney-in-Fact